Exhibit 99.1

Bona Reports Second Quarter 2015 Financial Results

2Q15 Net Revenues Up 58.5% YoY to US$71.1 Million

2Q15 Non-GAAP EBITDA Up 58.1% YoY to US$8.7 Million

BEIJING — August 26, 2015 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced unaudited financial results for the second quarter ended June 30, 2015.

“Our continued revenue growth in the second quarter of 2015 reflects the strength of our unique, vertically integrated business model,” said Bona’s founder, Chairman and CEO Mr. Yu Dong (“Mr. Yu”).  “We distributed five films in the second quarter and achieved 58.5% year-over-year revenue growth overall, with 72.9% year-over-year growth in our film distribution segment, as the film SPL2 had a strong box office performance. Revenue in our movie theater segment increased 50% year-over-year, benefitting from the opening of four state-of-the-art theaters in the first quarter of 2015, as well as from the ongoing rapid expansion of China’s movie industry. I am very excited about our film slate for the second half of the year, which includes such highly anticipated productions as Bride Wars, The Treasure, The Dead End, and The Cinema That Never Dies, formerly titled The Phantom of Shanghai. Finally, we are seeing great progress in our cooperation initiatives with US film producers. I am pleased to report that the film we are developing in partnership with Tristar and Studio 8, Billy Lynn’s Long Halftime Walk, successfully completed principal photography in July, has moved into the post-production phase, and is expected to be released in November 2016.”

Second Quarter 2015 Financial Summary

•                  Second quarter 2015 net revenues were US$71.1 million, an increase of 58.5% from US$44.9 million in the second quarter of 2014.

•                  Second quarter 2015 gross profit was US$33.9 million, an increase of 44.4% from US$23.5 million in the second quarter of 2014.

•                  Second quarter 2015 gross margin was 47.7%, compared with 52.3% in the second quarter of 2014.

•                  Second quarter 2015 net loss attributable to Bona Film Group Limited was US$0.4 million, or US$(0.01) per basic and diluted ADS(1), compared with net income attributable to Bona Film Group Limited of US$0.8 million, or US$0.01 per basic and diluted ADS, in the second quarter of 2014.

•                  Second quarter 2015 non-GAAP net income(2) was US$3.5 million, compared with non-GAAP net income of US$3.4 million in the second quarter of 2014.

•                  Second quarter 2015 adjusted EBITDA, non-GAAP(2) was US$8.7 million, compared with adjusted EBITDA, non-GAAP of US$5.5 million in the second quarter of 2014.

•                  Cash and cash equivalents and restricted cash totaled US$158.9 million as of June 30, 2015.

•                  Cash provided by operating activities totaled US$51.2 million in the second quarter of 2015, compared with cash used in operating activities of US$32.8 million in the second quarter of 2014.

(1) “ADS” is American depositary share. Each two ADSs represent one ordinary share.

(2) As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

Second Quarter 2015 Business Updates and Recent Highlights

•      Distributed and/or invested in a total of five films in the second quarter of 2015 — Insanity and SPL2 were Bona’s top performers in the second quarter, generating total box office receipts of RMB619 million to date.

•                  Distributed Insanity on April 3, 2015. The film has generated RMB45 million in domestic box office receipts.

•                  Distributed SPL2 on June 18, 2015. The film has generated RMB560 million in domestic box office receipts.

•       Major films undergoing production in the second quarter of 2015 include The Cinema that Never Dies, formerly titled The Phantom of Shanghai, Sword Master and The Treasure.

•      Movie theater business achieved record quarterly revenue of RMB29.1 million, a 50.0% increase compared with the same period last year.

•      As of June 30, 2015, Bona owned and operated 30 theaters with 250 screens, including seven DMAX screens and two IMAX screens.

Second Quarter 2015 Financial Results

Net Revenues

	2Q15	2Q14	Y-o-Y%
Net Revenues (US$mm)	71.1	44.9	58.5%

Net revenues for the second quarter of 2015 increased 58.5% year-over-year to US$71.1 million. The increase in net revenues was primarily attributable to an increase in net revenues from the film distribution segment and an increase in net revenues from the Company’s movie theater segment. These increases are a result of the increase in the number of theaters and screens from our strategic expansion efforts in the theater segment and the maturation of theaters over time.

Net Revenues by Segment Operations

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	43.0	—	28.0	0.1	—	71.1
Intersegment Revenues (US$mm)	1.1	20.4	1.1	—	(22.6)	—
Total Net Revenues (US$mm)	44.1	20.4	29.1	0.1	(22.6)	71.1

Net revenues from the film distribution segment totaled US44.1 million in the second quarter of 2015, an increase of 72.9% from US$25.5 million in the second quarter of 2014. During the second quarter of 2015, Bona distributed and/or invested in a total of five films, with SPL2 being well received by movie audiences.

Net revenues from the film investment and production segment were US$20.4 million in the second quarter of 2015, an increase of 33.3% from US$15.3 million in the second quarter of 2014. The increase was mainly derived from Bona’s investments in films released in the second quarter of 2015, in particular the successful film SPL2.

Net revenues from the movie theater segment were US$29.1 million in the second quarter of 2015, a 50.0% increase from US$19.4 million in the second quarter of 2014. The increase was mainly due to the increase in the number of theaters and screens from the Company’s strategic expansion efforts, and the maturation of new theaters over time.

Gross Profit and Gross Margin

	2Q15	2Q14	Y-o-Y%
Gross Profit (US$mm)	33.9	23.5	44.4%
Gross Margin	47.7%	52.3%	—

For the second quarter of 2015, gross profit increased 44.4% to US$33.9 million from US$23.5 million in the second quarter of 2014. The year-over-year increase in gross profit was primarily attributable to strong performance from the Company’s film distribution segment.

Segment Profit(3) and Segment Margin

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	13.8	(0.5)	16.8	0.1	29.1
As % of Total Segment Profit	47.4%	(1.7)%	57.7%	0.3%	100.0%
Segment Margin	31.3%	(2.5)%	57.7%	100.0%	40.9%

Margin for the Company’s film distribution segment was 31.3% in the second quarter of 2015, compared with 32.9% in the second quarter of 2014.

Margin for the Company’s film investment and production segment was negative 2.5% in the second quarter of 2015, compared with a segment margin of 5.0% in the second quarter of 2014. The decrease in this segment’s margin was mainly due to poor performance of certain films invested and released in the second quarter of 2015.

Margin for the Company’s movie theater segment was 57.7% in the second quarter of 2015, compared with 59.2% in the second quarter of 2014.

Operating Income and Operating Margin

	2Q15	2Q14	Y-o-Y%
Operating Expenses (US$mm)	34.9	23.7	47.7%
Operating Income (US$mm)	2.8	1.0	175.5%
Operating Margin	4.0%	2.3%	—

(3) Segment profit = segment gross profit - film participation expenses + equity in earnings of equity method investments.

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, for the second quarter of 2015 increased 47.7% to US$34.9 million from US$23.7 million in the second quarter of 2014. The year-over-year increase in operating expenses was primarily due to an increase in film participation expenses and selling and marketing expenses for the promotion and advertising of the Company’s distributed films in the second quarter of 2015, as well as an increase in general and administrative expenses due to the expansion of the movie theater segment and the increase in the share-based compensation expenses.

Operating income for the second quarter of 2015 increased 175.5% to US$2.8 million from US$1.0 million in the second quarter of 2014. Operating margin in the second quarter of 2015 was 4.0% compared with 2.3% in the second quarter of 2014. The year-over-year increase in operating margin was primarily due to the growth in the Company’s film distribution and movie theater businesses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	2Q15	2Q14
Net (Loss) Income Attributable to Bona Film Group Limited (US$mm)	(0.4)	0.8
Net (Loss) Income Attributable to Bona Film Group Limited per Basic and Diluted ADS (US$)	(0.01)	0.01

	2Q15	2Q14
Non-GAAP Net Income (US$mm)	3.5	3.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.06	0.06
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.05	0.05

Excluding share-based compensation expenses of US$3.9 million and US$2.7 million for the second quarters of 2015 and 2014, respectively, non-GAAP net income for the second quarter of 2015 was US$3.5 million, compared with non-GAAP net income of US$3.4 million in the second quarter of 2014.

	2Q15	2Q14
Adjusted EBITDA, non-GAAP (US$mm)	8.7	5.5

Adjusted EBITDA, non-GAAP in the second quarter of 2015 was US$8.7 million, compared with adjusted EBITDA, non-GAAP of US$5.5 million in the second quarter of 2014.

Cash and Cash Flow

As of June 30, 2015, Bona had cash and cash equivalents and restricted cash totaling US$158.9 million, compared with US$153.6 million as of December 31, 2014. Net cash provided by operating activities for the second quarter of 2015 was US$51.2 million, compared with net cash used in operating activities of US$32.8 million for the second quarter of 2014. The change in cash flow from operations was mainly attributable to the accelerated collection of the accounts receivables from film distribution.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the third quarter of 2015 to be in the range of US$4.5 million to US$5 million. These estimates do not include any potential costs that may be incurred by the Company in connection with the preliminary proposal by Mr. Yu, Sequoia Capital China I LP and Fosun International Limited (collectively, the “Buyer Group”) to acquire all of the Company’s outstanding shares, which is further described below.

“While the Chinese film industry is expected to maintain strong growth throughout 2015, I believe Bona can outpace the industry by executing on our integrated business model. Our upcoming film slate, new top quality theaters, industry leading marketing technology, and exciting international initiatives provide a foundation for sustained success.  We will continue to invest for growth, as we build Bona into a leading international entertainment company,” concluded Mr. Yu.

Preliminary Proposal to Acquire All Outstanding Shares of the Company

The Company received a preliminary non-binding proposal letter, dated June 12, 2015, from the Buyer Group, to acquire all of the Company’s outstanding shares at $13.70 per ADS, or approximately $27.40 per ordinary share.  The board of directors of the Company has formed a committee of independent directors to review and evaluate this proposal.  The Company cautions its shareholders and others considering trading its securities that neither the board of directors nor the independent committee has made any decision with respect to the Company’s response to the proposal by the Buyer Group. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this proposal or any other transaction, except as required under applicable law.

Second quarter 2015 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Wednesday, August 26, 2015 (8:00 a.m. Beijing/Hong Kong Time on Thursday, August 27, 2015). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-906-606

China, Domestic: 400-120-0654

International: +65-6713-5440

The conference ID # is 17058125.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended June 30		Six-months ended June 30
	2015	2014	2015	2014

Net revenues	71,081	44,857	188,636	101,460
Cost of revenues	37,190	21,392	109,731	54,900
Gross profit	33,891	23,465	78,905	46,560

Film participation expenses	7,039	3,341	15,074	7,871
Selling and marketing expenses	7,878	4,416	24,251	8,676
General and administrative expenses	20,026	15,902	39,129	28,558
Total operating expenses	34,943	23,659	78,454	45,105

Government subsidies	1,612	499	2,281	937
Equity in earnings of equity method investments, net of tax	2,264	720	4,321	2,219

Operating income	2,824	1,025	7,053	4,611

Interest income	423	345	950	588
Interest expenses	(1,225)	(390)	(2,473)	(717)
Exchange gain (loss)	68	293	125	(1,529)
Other income	71	71	142	142
Interest income from loan to producer of TV series	30	—	60	—
Investment income	—	64	—	64
Gain on deconsolidation of a subsidiary	—	—	28	—
Income before income tax	2,191	1,408	5,885	3,159

Provision for income taxes	2,618	714	4,650	1,327
Net (loss) income	(427)	694	1,235	1,832

Less: Net (loss) attributable to the noncontrolling interests	(52)	(60)	(253)	(282)

Net (loss) income attributable to Bona Film Group Limited	(375)	754	1,488	2,114

Net (loss) income attributable to Bona Film Group Limited per ADS
Basic	(0.01)	0.01	0.02	0.03
Diluted	(0.01)	0.01	0.02	0.03

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	30,844,267	30,372,664	30,684,411	30,296,542
Diluted	30,844,267	31,638,734	33,112,559	31,119,024

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive (Loss) Income

(In thousands of U.S. dollars)

	Three-months ended June 30		Six-months ended June 30
	2015	2014	2015	2014
Net (loss) income	(427)	694	1,235	1,832
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(24)	304	136	(2,782)

Comprehensive (loss) income	(451)	998	1,371	(950)
Less: comprehensive (loss) attribute to the noncontrolling interests	(52)	(59)	(254)	(287)
Comprehensive (loss) income attributable to Bona Film Group Ltd.	(399)	1,057	1,625	(663)

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	June 30,	December 31,
	2015	2014

Cash and cash equivalents	81,010	97,171
Restricted cash	77,843	56,473
Accounts receivable, net of allowance for doubtful accounts	70,902	72,680
Prepaid expenses and other current assets	21,372	23,691
Amount due from related parties	1,232	269
Current deferred tax assets	1,554	1,564
Inventories	438	377
Total current assets	254,351	252,225

Distribution rights	5,301	6,546
Production costs	150,775	168,475
Prepaid film costs	4,949	4,407
Property and equipment, net	89,793	75,716
Acquired intangible assets, net	2,347	2,346
Non-current deferred tax assets	927	918
Cost method investments	1,477	1,477
Equity method investments	53,018	34,622
Goodwill	49,348	49,312

Long-term prepaid expenses	24	34
Total assets	612,310	596,078

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $48,634 and $29,882 as of June 30,2015 and December 31, 2014, respectively)	49,560	31,592
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $57,382 and $46,699 as of June 30,2015 and December 31, 2014, respectively)	58,135	50,686
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $8,067 and $6,995 as of June 30,2015 and December 31, 2014, respectively)	12,084	8,373
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $12,885 and $11,734 as of June 30,2015 and December 31, 2014, respectively)	7,930	11,702
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $37,308 and $54,277 as of June 30, 2015 and December 31, 2014, respectively)	129,859	127,293
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $7,459 and $7,304 as of June 30, 2015 and December 31, 2014, respectively)	7,459	7,304
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $14,365 and $13,063 as of June 30, 2015 and December 31, 2014, respectively)	14,583	13,251
Current film participation financing liabilities with a related party (including current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $77,907 and $84,033 as of June 30, 2015 and December 31, 2014, respectively)	77,907	84,033
Total current liabilities	357,517	334,234

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $12,955 and 24,227 as of June 30,2015 and December 31, 2014, respectively)	12,955	24,227
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,136 and $1,049 as of June 30,2015 and December 31, 2014, respectively)	1,516	1,249
Non-current film participation financing liabilities with an unrelated party (including current film participation financing liabilities with an unrelated party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $1,990 as of June 30,2015 and December 31, 2014, respectively)	—	1,990
Non-current film participation financing liabilities with a related party (including non-current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,677 and $14,667 as of June 30,2015 and December 31, 2014, respectively)	6,677	14,667
Total liabilities	378,665	376,367

Bona Film Group Limited’s ordinary shares(par value of US$0.0005 per share, 85,000,000 shares authorized, 32,402,346 and 31,243,972 shares issued and outstanding as of June 30, 2015 and 31,402,346 and 30,496,848 shares issued and outstanding as of December 31, 2014)	16	15
Additional paid-in capital	208,545	195,976
Statutory reserves	3,704	3,704
Accumulated profit	12,933	11,445
Accumulated other comprehensive income	6,669	6,532
Total Bona Film Group Limited’s equity	231,867	217,672

Noncontrolling interests	1,778	2,039
Total equity	233,645	219,711

Total liabilities and equity	612,310	596,078

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended June 30		Six-months ended June 30
	2015	2014	2015	2014
Net (loss) income	(427)	694	1,235	1,832

Adjustment for share-based compensation	3,935	2,721	7,127	3,607

Adjusted net income (non-GAAP)	3,508	3,415	8,362	5,439

Adjustment for interest	772	45	1,463	129
Adjustment for taxes	2,618	714	4,650	1,327
Adjustment for depreciation & amortization	1,799	1,327	3,375	2,761

Adjusted EBITDA (non-GAAP)	8,697	5,501	17,850	9,656